UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated August 8, 2019 to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires)

Buenos Aires, August 8, 2019

Bolsa de Comercio de Buenos Aires

Dear Sirs,

RE.: Partial withdrawal of the “Voluntary reserve for future cash dividends” and dividend distribution

I am writing to you as Chairman of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), to inform the following:

As timely informed, the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April, 24, 2019 delegated with the Board of Directors of the Company the power to decide, based on the evolution of the business, the total or partial withdrawal, on one or more instances, of up to P$7,045,307,602 from the “Voluntary Reserve for Future Cash Dividends” and its distribution as cash dividends to the shareholders, being entitled to exercise these delegated powers until December 31, 2019.

In exercise of these delegated powers, the Board of Directors of the Company resolved during its meeting held today to release from the aforementioned Reserve the amount of Pesos Seven thousand forty-five million three hundred seven thousand six hundred two (P$7,045,307,602) and decided the distribution of such amount withdrawn, as cash dividends that will be available to the shareholders on August 16, 2019.

The four classes of outstanding shares (A, B, C and D) are entitled to receive those dividends. No dividends will be payed nor reserved for shares that remain in the Company’s treasury.

The amount to be distributed is equivalent to 327.1275861% of the outstanding capital stock and of the nominal value of its representative shares, and to P$3.271275861 for each outstanding share.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 8, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations